Amish Naturals, Inc.
6399 State Route 83
Holmesville, OH 44633

formerly known as:

FII International Inc.
110 Melville Street, 6th Floor
Vancouver, British Columbia V6E 4A6 Canada

AMENDMENT NO. 1 TO
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Explanatory Note:

This Amendment No. 1 is being mailed to the holders of record of the common shares, $.001 par value (the “Shares”), of Amish Naturals, Inc., formerly known as FII International Inc. (the “Company”) as of October 30, 2006 solely to provide the additional information set forth below. The information presented in the original Information Statement mailed on October 30, 2006, which follows this Explanatory Note, has not changed.

In connection with the Merger described in the second paragraph of the original Information Statement, each share of Amish Pasta Company, Inc. (“Amish Pasta”) was converted into and became 2.4 Shares, on a post-stock split basis, such that former stockholders of Amish Pasta now hold 25,000,000 or 60% of the outstanding Shares.

Additional information regarding the Company, Amish Pasta and the Merger can be found in the Form 8-K filed by the Company with the Securities and Exchange Commission on October 31, 2006.